                                               FILED PURSUANT TO RULE: 424(b)(2)
                                     REGISTRATION NOS.: 333-40583, 333-40583-01,
                                     333-40583-02, 333-40583-03 AND 333-40583-04
PROSPECTUS SUPPLEMENT
--------------------------------------------
(TO PROSPECTUS DATED FEBRUARY 10, 1998)

                                                         [AMERICAN GENERAL LOGO]

                                  $250,000,000

                          AMERICAN GENERAL CORPORATION

                             7 1/2% NOTES DUE 2010
                             ---------------------
     We will pay interest on the notes on February 11 and August 11 of each year, beginning February 11, 2001. The notes will mature on August 11, 2010. We may not redeem the notes before maturity. The notes will be unsecured obligations and rank equally with our unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000.

     The notes offered hereby constitute a further issuance of, and will be consolidated with, the 7 1/2% Notes Due 2010 issued by us on August 11, 2000 and form a single series with those notes. The notes offered hereby will have the same CUSIP number and will trade interchangeably with the previously issued notes in this series immediately upon settlement. On October 30, 2000, $250,000,000 aggregate principal amount of those notes were outstanding. The issuance of the notes offered hereby will increase the aggregate principal amount of the outstanding notes of this series to $500,000,000.
                             ---------------------

                                                              PER NOTE       TOTAL
                                                              --------       -----
Public offering price (1)...................................  100.0308%   $250,077,000
Underwriting discount.......................................        .6%     $1,500,000
Proceeds, before expenses, to American General..............   99.4308%   $248,577,000

     (1) Plus accrued interest from August 11, 2000

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November 2, 2000.
                             ---------------------
                          JOINT BOOK-RUNNING MANAGERS

MERRILL LYNCH & CO.                                        CHASE SECURITIES INC.

BANC OF AMERICA SECURITIES LLC

                     BANC ONE CAPITAL MARKETS, INC.
                                                    FIRST UNION SECURITIES, INC.
                             ---------------------
          The date of this prospectus supplement is October 30, 2000.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
American General Corporation................................   S-3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends......   S-4
Selected Financial Data of American General.................   S-5
Description of Notes........................................   S-7
Underwriting................................................   S-8
Legal Matters...............................................   S-9
Experts.....................................................   S-9

                                   PROSPECTUS

Available Information.......................................     2
Incorporation by Reference..................................     3
The Company.................................................     4
Use of Proceeds.............................................     4
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends......     5
Description of Debt Securities..............................     5
Description of the Preferred Stock..........................    16
Description of Common Stock.................................    19
Description of Warrants.....................................    23
Plan of Distribution........................................    24
Legal Matters...............................................    25
Experts.....................................................    25

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                          AMERICAN GENERAL CORPORATION

     American General Corporation ("American General" or the "Company"), with assets of $121 billion and shareholders' equity of $6.4 billion as of June 30, 2000, is the parent company of one of the nation's largest diversified financial services organizations. Our operating divisions deliver a wide range of retirement services, life insurance, consumer loans, and investments to 12 million customers through focused distribution channels. American General, a general business corporation headquartered in Houston, is the successor to American General Insurance Company, an insurance company incorporated in Texas in 1926. Our principal executive offices are located at 2929 Allen Parkway, Houston, Texas 77019-2155, and our telephone number is (713) 522-1111.

RETIREMENT SERVICES

     The retirement services division represented 37% of our division earnings for the year ended December 31, 1999, and 39% for the six months ended June 30, 2000. The division, with assets of $70 billion at June 30, 2000, is a leading provider of retirement products and services, and ranks as the nation's third-largest writer of annuities. A broad range of retirement savings products is offered through a sales force of over 1,700 financial advisors and more than 34,000 financial institution representatives.

     The division sells tax-qualified annuities and mutual funds to employees of educational, health care, and government entities, and other not-for-profit organizations. The division also markets non-qualified annuities through financial institution representatives at 250 banks and other financial institutions. The non-qualified annuities are developed jointly with the financial institution and tailored to meet the customers' specific needs. The division has approximately 2.9 million customer accounts.

LIFE INSURANCE

     The life insurance division represented 48% of our division earnings for the year ended December 31, 1999, and 46% for the six months ended June 30, 2000. This division is the second-largest writer of new individual life insurance in the United States and offers a comprehensive portfolio of life and annuity products.

     With assets of $38 billion at June 30, 2000, the division provides traditional, interest-sensitive, and variable life insurance and annuities to 8 million customers. The division reaches its customers through a distribution system of 36,000 independent and career agents, as well as banks, broker-dealers, and financial planners.

CONSUMER FINANCE

     The consumer finance division represented 15% of our division earnings for the year ended December 31, 1999, and 15% for the six months ended June 30, 2000. The division is a leading provider of mortgages, consumer loans, and credit-related insurance products. Gross finance receivables, consisting of 62% real estate-secured loans, totaled $11.6 billion at June 30, 2000.

     The division services 2.2 million customer accounts through a nationwide network of 1,330 branch offices located in 40 states and through financing programs with 16,000 retail merchants. In addition to the mortgages originated by the branch offices, the division acquires loans through bulk purchases.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends of American General for the periods indicated.

                                              SIX MONTHS
                                                ENDED
                                               JUNE 30,            YEARS ENDED DECEMBER 31,
                                             ------------    ------------------------------------
                                             2000    1999    1999    1998    1997    1996    1995
                                             ----    ----    ----    ----    ----    ----    ----
Ratio of earnings to fixed charges:
  Consolidated operations..................  2.4      3.5    3.4     2.9     2.5     2.5     2.3
  Consolidated operations, corporate fixed
     charges only..........................  6.2      9.7    9.3     7.3     6.4     6.4     5.3
Ratio of earnings to combined fixed charges
  and preferred stock dividends:
  Consolidated operations..................  2.1      2.9    2.8     2.4     2.1     2.3     2.2
  Consolidated operations, corporate fixed
     charges and preferred stock dividends
     only..................................  3.8      5.8    5.6     4.3     3.7     4.7     4.7

     For purposes of computing these ratios, earnings represent income before income tax expense, net dividends on preferred securities of subsidiaries, and minority interest, adjusted for undistributed income of an equity investee and fixed charges (excluding capitalized interest). Fixed charges consist primarily of interest expense (including capitalized interest) on short-term and long-term borrowings. Preferred stock dividends consist of dividends on preferred securities of subsidiaries and convertible preferred stock.

                  SELECTED FINANCIAL DATA OF AMERICAN GENERAL

     The following table presents selected financial data of American General and its consolidated subsidiaries for the periods indicated. All data presented includes the operating results and financial position of USLIFE Corporation ("USLIFE"), which was acquired June 17, 1997. The acquisition was accounted for using the pooling of interests method and, accordingly, American General's consolidated financial statements for all periods prior to the acquisition have been restated to include the results of operations, financial position, and cash flows of USLIFE.

     The financial data as of December 31, 1999, 1998, 1997, 1996, and 1995 and for the five years ended December 31, 1999 was derived from American General's audited consolidated financial statements, incorporated herein by reference.

     The financial data as of and for the six months ended June 30, 2000 and 1999 was derived from American General's unaudited quarterly financial statements (incorporated herein by reference from American General's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000), which, in the opinion of management, reflect all adjustments necessary for a fair presentation of such data. The data for the six months ended June 30, 2000 and 1999 is not necessarily indicative of results of operations for the entire year. The data should be read in conjunction with the consolidated financial statements, related notes, "Management's Discussion and Analysis," and other financial information incorporated by reference herein.

                                                     SIX MONTHS
                                                       ENDED
                                                      JUNE 30,                    YEARS ENDED DECEMBER 31,
                                                  ----------------    ------------------------------------------------
                                                   2000      1999      1999       1998       1997      1996      1995
                 (IN MILLIONS)                     ----      ----      ----       ----       ----      ----      ----
OPERATING RESULTS
Premiums and other considerations...............  $1,966    $1,914    $ 3,772    $ 3,605    $3,362    $3,244    $2,969
Net investment income...........................   2,675     2,597      5,232      5,095     4,020     3,773     3,584
Finance charges.................................     789       713      1,455      1,354     1,265     1,450     1,492
Realized investment gains (losses)..............    (109)       (7)       (19)         6        40        62        18
Equity in earnings of investee..................      --        --         --         --        54        40        43
Other...........................................     151       116        239        191       186       145       130
                                                  ------    ------    -------    -------    ------    ------    ------
         Total revenues.........................   5,472     5,333     10,679     10,251     8,927     8,714     8,236
                                                  ------    ------    -------    -------    ------    ------    ------
Insurance and annuity benefits..................   2,751     2,691      5,313      5,159     4,332     4,218     4,085
Operating costs and expenses....................   1,224     1,210      2,444      2,486     2,220     2,129     1,852
Provision for finance receivable losses.........      97       100        207        212       248       417       574
Interest expense
    Corporate...................................     110        95        197        181       158       162       197
    Consumer Finance............................     333       276        574        512       461       493       518
Litigation settlements and other charges........     315(a)     --         57(b)     378(b)     50(b)     50(b)     --
Merger-related costs............................      --        --         --         --       272(b)     --        --
Loss on sale of non-strategic assets............      --        --         --         --       113(b)    165(b)     --
                                                  ------    ------    -------    -------    ------    ------    ------
         Total benefits and expenses............   4,830     4,372      8,792      8,928     7,854     7,634     7,226
                                                  ------    ------    -------    -------    ------    ------    ------
Income before income tax expense................     642       961      1,887      1,323     1,073     1,080     1,010
Income tax expense..............................     213       336        664        459       447       387       341
                                                  ------    ------    -------    -------    ------    ------    ------
Income before net dividends on preferred
  securities of subsidiaries and minority
  interest......................................     429       625      1,223        864       626       693       669
Net dividends on preferred securities of
  subsidiaries..................................      50        45         92         89        84        40        19
Minority interest in net income of investee.....      --        --         --         11        --        --        --
                                                  ------    ------    -------    -------    ------    ------    ------
         Net income.............................  $  379(a) $  580    $ 1,131(c) $   764(d) $  542(e) $  653(f) $  650
                                                  ======    ======    =======    =======    ======    ======    ======

                                         JUNE 30,                           DECEMBER 31,
                                    -------------------   -------------------------------------------------
                                      2000       1999       1999       1998      1997      1996      1995
                                      ----       ----       ----       ----      ----      ----      ----
(IN MILLIONS)

FINANCIAL POSITION
Total assets(g)...................  $121,163   $109,869   $115,447   $105,107   $80,620   $74,134   $69,083
Invested assets(g)................    71,539     68,918     68,335     69,863    54,006    50,832    49,598
Finance receivables, net..........    11,260      9,573     10,634      9,275     7,639     7,230     7,918
Debt (including short-term)
    Corporate.....................     3,173      2,990      3,120      2,743     1,916     2,102     2,295
    Consumer Finance..............    10,753      9,232     10,206      8,863     7,266     7,630     7,470
Total liabilities (excluding
  debt)...........................    98,837     88,339     93,777     82,902    62,129    56,331    51,480
Redeemable equity.................     1,971      1,729      1,924      1,728     1,726     1,227       729
Shareholders' equity(g)...........     6,429      7,579      6,420      8,871     7,583     6,844     7,109

---------------

(a) Includes effect of aftertax charges of $175 million for settlement of industrial life insurance litigation and $32 million for alleged fraud loss. See Note 9 of Item 1 within American General's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, incorporated herein by reference.

(b) See Note 3 of Item 8 within American General's Annual Report on Form 10-K for the years ended December 31, 1999 and 1998, incorporated herein by reference.

(c) Includes effect of $36 million aftertax charge for litigation settlement related to financing of satellite dishes (see Note (b) above).

(d) Includes effect of $246 million aftertax litigation charge for market conduct class action lawsuits (see Note (b) above).

(e) Includes effect of $247 million aftertax USLIFE merger-related costs, $73 million aftertax loss on sale of non-strategic assets, and $33 million aftertax litigation charge (see Note (b) above).

(f) Includes effect of $111 million aftertax loss on sale of non-strategic assets and $32 million aftertax write-down of USLIFE group business (see Note (b) above).

(g) Includes effect of SFAS 115. To facilitate analysis of period-to-period balances, the effect of SFAS 115 on reported balances was as follows:

                                                         JUNE 30,                     DECEMBER 31,
                                                      --------------   -------------------------------------------
                                                       2000     1999    1999      1998     1997     1996     1995
                                                       ----     ----    ----      ----     ----     ----     ----
       (IN MILLIONS)
       Increase (decrease) in assets................  $(1,702)  $147   $(1,426)  $2,436   $1,782   $  949   $1,956
       Increase (decrease) in invested assets.......   (2,175)   328    (1,750)   3,519    2,786    1,488    3,071
       Increase (decrease) in shareholders' equity...  (1,482)    95    (1,304)   1,575    1,154      610    1,265

RECENT DEVELOPMENTS

     On October 26, 2000, American General released unaudited information about its earnings for the third quarter of 2000. Net income was $319 million for the three months ended September 30, 2000, compared to $294 million for the same period in 1999. Net income per share was $1.26 for the third quarter of 2000 and $1.15 for the third quarter of 1999.

     The retirement services division reported earnings of $167 million in the third quarter of 2000 compared to $140 million in the same period of 1999. This earnings increase reflected growth in the division's assets under management, which generated an increase in fixed margin, variable fees, and asset management fees. Earnings in our life insurance division increased to $193 million for the three months ended September 30, 2000, from $182 million in the same period of 1999. This increase resulted from growth in life and annuity reserves and insurance in force, as well as reduced operating expenses. Our consumer finance division's earnings were $63 million in the third quarter of 2000 compared to $57 million in the third quarter of 1999. This growth in earnings related to an increase in average receivables, partially offset by lower spread between yield on receivables and borrowing costs.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the notes offered hereby supplements the description of the general terms and provisions of Debt Securities set forth in the prospectus under the caption "Description of Debt Securities".

GENERAL

     The notes will be issued under the Senior Indenture dated as of November 15, 1997 between the Company and Bankers Trust Company, which is more fully described in the prospectus. Certain terms used herein are defined in the prospectus.

     The notes offered hereby constitute a further issuance of, and will be consolidated with, the 7 1/2% Notes Due 2010 issued by us on August 11, 2000 and form a single series with those notes. The notes offered hereby will have the same CUSIP number and will trade interchangeably with the previously issued notes in this series immediately upon settlement. On October 30, 2000, $250,000,000 aggregate principal amount of those notes were outstanding. The issuance of the notes offered hereby will increase the aggregate principal amount of the outstanding notes of this series to $500,000,000.

     The notes will mature on August 11, 2010 and bear interest at the rate set forth on the cover page of this prospectus supplement, payable semi-annually on February 11 and August 11, commencing February 11, 2001, to the registered holders thereof on the preceding January 27 or July 27, as the case may be.

     We may not redeem the notes prior to maturity.

     The notes will be issued as a global Debt Security. See "Description of Debt Securities -- Global Debt Securities" in the prospectus. The Depository Trust Company, New York, New York (the "Depository" or "DTC") will be the Depository with respect to the notes. The notes will be issued as fully registered securities in the name of Cede & Co., the Depository's partnership nominee, and will be deposited with the Depository.

BOOK-ENTRY NOTES

     The Depository has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository holds securities that its Participants deposit with it and facilitates the settlement among Participants of securities transactions in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest on the notes will be made by the Company in immediately available funds. The notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds.

                                  UNDERWRITING

     We intend to offer the notes through the underwriters. Subject to the terms and conditions contained in an underwriting agreement and the related pricing agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

                                                               PRINCIPAL
                        UNDERWRITER                              AMOUNT
                        -----------                            ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $ 87,500,000
Chase Securities Inc........................................    87,500,000
Banc of America Securities LLC..............................    25,000,000
Banc One Capital Markets, Inc...............................    25,000,000
First Union Securities, Inc.................................    25,000,000
                                                              ------------
          Total.............................................  $250,000,000
                                                              ============

     The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of .2% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .125% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The underwriters have agreed to reimburse American General for certain expenses, including expenses incurred in connection with the offering of the notes, in the amount of $687,500.

TRADING MARKET

     We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

PRICE STABILIZATION AND SHORT POSITIONS

     In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other banking or commercial dealings in the ordinary course of business with us.

                                 LEGAL MATTERS

     The validity of the notes offered hereby will be passed upon for the Company by Kevin T. Abikoff, Deputy General Counsel and Corporate Responsibility Officer of the Company, and certain legal matters relating to the notes offered hereby will be passed upon for the underwriters by Brown & Wood LLP, New York, New York. Brown & Wood LLP may rely as to matters of Texas law on the opinion of Kevin T. Abikoff. Each of Mr. Abikoff and the other in-house counsel assisting Mr. Abikoff in passing upon the validity of the securities offered hereby owns shares of Common Stock of the Company as a result of participation in Company benefit plans or otherwise, and has options to purchase additional shares of such Common Stock.

                                    EXPERTS

     The consolidated financial statements of American General Corporation incorporated by reference in American General Corporation's Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $250,000,000

                          AMERICAN GENERAL CORPORATION

                             7 1/2% NOTES DUE 2010

                  --------------------------------------------

                             PROSPECTUS SUPPLEMENT

                  --------------------------------------------

                              MERRILL LYNCH & CO.
                             CHASE SECURITIES INC.
                         BANC OF AMERICA SECURITIES LLC
                         BANC ONE CAPITAL MARKETS, INC.
                          FIRST UNION SECURITIES, INC.

                                OCTOBER 30, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------